WOODSIDE
AUSTRALIAN ENERGY

27 September 2001

02015165

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

SUPPL

Dear Sir/Madam,

RE: EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose the following documents which have recently been filed with the Australian Stock Exchange.

- News Exchange Release in relation to $20m in Contracts to Australian Suppliers, lodged with the ASX on 26 September 2001.

Kindly acknowledge receipt of this letter and enclosures by signing the duplicate copy and faxing to the writer's attention on (618) 9348 4990.

Yours faithfully
WOODSIDE PETROLEUM LTD.

LYNNE KYLE
Corporate Assistant

PROCESSED
FEB 25 2002
THOMSON
FINANCIAL

dw 2/15

WOODSIDE PETROLEUM LTD

27 September 2001

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

Dear Sir/Madam,

RE: EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose the following documents which have recently been filed with the Australian Stock Exchange.

- News Exchange Release in relation to $20m in Contracts to Australian Suppliers, lodged with the ASX on 26 September 2001.

Kindly acknowledge receipt of this letter and enclosures by signing the duplicate copy and faxing to the writer's attention on (618) 9348 4990.

Yours faithfully
WOODSIDE PETROLEUM LTD.

LYNNE KYLE
Corporate Assistant

Acknowledged ____________________

Dated ____________________

32 2280

WOODSIDE

AUSTRALIAN ENERGY

NEWS RELEASE

Woodside Petroleum Ltd. & Subsidiaries
A.C.N. 004 898 962
1 Adelaide Terrace
PERTH WA 6000
Tel: (08) 9348 4000 Fax: (08) 9348 5539

Woodside Energy Ltd.
A.C.N. 005 482 986
1 Adelaide Terrace
PERTH WA 6000
Tel: (08) 9348 4000 Fax: (08) 9348 5539

Wednesday 26 September 2001
10.00am (WST)

$20 MILLION IN CONTRACTS TO AUSTRALIAN SUPPLIERS

The North West Shelf Expansion Project today announced contracts totaling nearly A$20 million to four Australian companies for the fabrication of equipment for the A$1.6 billion LNG Train 4 project.

The contracts, awarded by the Kellogg Joint Venture (KJV), on behalf of NWS Operator Woodside, were for various process vessels, valves and pump packages to be fabricated in workshops in WA, New South Wales and Victoria.

To date, the Expansion Project has awarded contracts totaling more than $300 million to Australian companies.

"The Expansion Project has carefully looked into the capacity and capability of Australian manufacturers in order to maximise the local content of the Project," said Manfred Henze, Woodside General Manager, Onshore Expansion Projects.

"We have done this with the great assistance of Industrial Supplies Office of WA (ISOWA) who had full time representation in the Project team for many months in build up for the contracting process.

"I am happy to say that the successful fabrication shops won the contracts against a field of highly-competitive national and international tenders."

It is expected that over the coming two years, the NWS Expansion Project will account for a major part of production from major Australian fabrication shops with structural steel, piping and mechanical erection contracts scheduled to be awarded over the next two months.

The Coffs Harbour-based W E Smith Hudson Pty Ltd and its Perth-based sister company HEI Hudson Pty Ltd were awarded contracts in excess of $10 million for the fabrication of various huge heat exchangers and process vessels.

The largest of the heat exchangers, a 15m long by 6m diameter butted type vessel, will be built at W E Smith's facilities at Coffs Harbour and shipped by barge to the North West Shelf.

It is one of the biggest vessels of its kind built in Australia and will require a special load-out facility to be built at Coffs Harbour for shipment of the 250-tonne vessel. In the past, process vessels of this dimension had to be imported.

The contract continues W E Smith's long association with the project. It has previously supplied equipment to the Project since the early 1980s.

HEI Hudson's Welshpool workshop will fabricate three large diameter heat exchangers.

Bassendean-based Bradken Pty Ltd was also awarded a contract in excess of $750,000 to supply miscellaneous carbon steel process columns.

Sydney-based L&A Pressure Welding was awarded one package in excess of $500,000 for the provision of various carbon steel vessels.

Melbourne-based Flowserve Pty Ltd was awarded a contract in excess of $8 million to supply process control valves. As part of the contract, Flowserve will undertake front-end design work in KJV's Perth office.

United Pumps Pty Ltd of Melbourne was awarded a $1 million contract for the supply of fresh and heated water pumps.

The six equal participants in the North West Shelf Venture are: Woodside Energy Ltd. (operator); BHP Petroleum (North West Shelf) Pty Ltd; BP Developments Australia Pty Ltd; Chevron Australia Pty Ltd; Japan Australia LNG (MIMI) Pty Ltd; and Shell Development (Australia) Proprietary Limited.

MEDIA INQUIRIES

Woodside Energy Ltd.

Tony Johnson, Senior Adviser External Affairs

W: (08) 9348 5034 M: (0417) 916 638